SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2011

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:   Prudential plc - 3rd Quarter Results

NEWS RELEASE

PRUDENTIAL PLC GROUP COMMUNICATIONS 12 ARTHUR STREET LONDON EC4R 9AQ TEL 020 7220 7588 FAX 020 7548 3725 www.prudential.co.uk

PRUDENTIAL PLC THIRD QUARTER 2011 INTERIM MANAGEMENT STATEMENT

•	PRUDENTIAL DELIVERS ANOTHER STRONG QUARTER WITH BOTH NEW BUSINESS PROFITS AND SALES GROWTH

•	ASIA YEAR TO DATE NEW BUSINESS PROFIT UP 16 PER CENT TO £719 MILLION AND 20 PER CENT EXC. INDIA LED BY KEY MARKETS OF HONG KONG, INDONESIA, MALAYSIA AND SINGAPORE

•	US YEAR TO DATE NEW BUSINESS PROFIT UP 17 PER CENT TO £622 MILLION - GROWTH ACHIEVED WHILE MAINTAINING FINANCIAL DISCIPLINE

•	UK CONTINUES TO PERFORM IN LINE WITH CASH GENERATIVE, VALUE OVER VOLUME STRATEGY; YEAR TO DATE NEW BUSINESS PROFIT UP ONE PER CENT

•	GROUP-WIDE YEAR TO DATE NEW BUSINESS PROFIT UP 14 PER CENT TO £1,535 MILLION: SALES UP 10 PER CENT TO £2,704 MILLION AND 15 PER CENT EXC. INDIA

•	RESILIENT BALANCE SHEET; IGD SURPLUS ESTIMATED AT £3.9 BILLION; MINIMAL SHAREHOLDER EXPOSURE TO EUROZONE CHALLENGES

•	GROUP ASSET MANAGEMENT YEAR TO DATE NET INFLOWS REMAIN POSITIVE AT £3.4 BILLION

	YTD 2011	YTD 2010	% CHANGE	Q3 2011	Q3 2010	% CHANGE
GROUP INSURANCE1,2,3
NEW BUSINESS PROFIT	£1,535M	£1,345M	14%
MARGIN - APE %	57%	55%	+2PTS

GROUP APE SALES	£2,704M	£2,464M	10%	£880M	£809M	9%
GROUP APE SALES (EX INDIA)	£2,631M	£2,297M	15%	£854M	£761M	12%

INVESTMENT NET FLOWS4	£3.4BN	£7.9BN	(57)%	£0.5BN	£1.9BN	(75)%
IGD SURPLUS	£3.9BN	£3.4BN	15%

Tidjane Thiam, Group Chief Executive, said:

"Prudential has delivered strong results in the third quarter in a volatile and challenging environment. Our strong balance sheet, proactive risk management and our leading position in Asia have allowed us to continue to grow profitably.

In the first nine months of the year the Group delivered new business profits of £1,535 million, an increase of 14 per cent over the same period in 2010 (2010: £1,345 million), with total insurance sales increasing 10 per cent to £2,704 million (2010: £2,464 million). Our emphasis on writing profitable, capital-efficient business has allowed us to achieve an increased margin of 57 per cent across our insurance operations.

In volatile times, capital, balance sheet and risk management are more important than ever. The Group's balance sheet remains strong and our capital position is robust. Our prudent and proactive approach to capital and risk management has led us to retain a defensive stance since the 2008 financial crisis. Our estimated IGD capital surplus at the end of the third quarter was £3.9 billion. That capital buffer, coupled with our proactive stance in managing our key exposures, means that we can withstand significant further deterioration in market and economic conditions. We also keep a close eye on our Group liquidity position which remains comfortable.

Going back to our business performance, in Asia our operations continue to perform well. In the first nine months of the year new business profit grew 16 per cent to £719 million (2010: £621million) and our sales grew eight per cent to £1,147 million (2010: £1,066 million). Excluding India, where the market has been impacted by regulatory reform, new business profit grew 20 per cent and our sales grew 19 per cent in the first nine months. This level of profitable growth was driven by a particularly strong performance in our four leading markets, with sales in Singapore up 38 per cent, Indonesia up 27 per cent, Hong Kong up 17 per cent and Malaysia up 16 per cent. Our new business margins remain strong, year-to-date at 63 per cent. These results confirm the value of our strategic focus on the fast-growing and highly profitable markets of South-East Asia. The momentum seen earlier in the year in our Asia business has continued during the third quarter with our highest ever third quarter of new business sales. Excluding India, third quarter sales growth was 24 per cent, compared to 17 per cent in the first two quarters of the year.

In the US, Jackson's strong performance in the first half has continued into the third quarter, despite the increased volatility of US financial markets in that period. New business profit year-to-date is up 17 per cent to £622 million (2010: £532 million) and APE sales are £988 million, up 16 per cent (2010: £850 million) over the same period. This performance, against a challenging macro-economic environment, reflects Jackson's financial strength ratings and a disciplined approach to writing new business. The mix of annuity sales continues to reflect customer concerns regarding the macro-economic environment. Our variable annuity APE sales of £851 million were up 25 per cent in the first nine months compared to the same period last year (2010: £683 million).

The UK continues to perform in line with our strategy. Compared to the same period last year new business profit is up one per cent to £194 million (2010: £192 million) and sales increased four per cent to £569 million (2010: £548 million). We remain focused on our strengths in the individual annuities and with-profits segments. Our strategy of putting value over volume and our unique combination of competitive advantages allow us to continue to deliver market-leading returns on capital employed.

Turning to our asset management operations, the Group's net flows year to date totalled £3.4 billion. M&G has recorded year-to-date net inflows of £2.6 billion. Inflows have remained strong particularly in the UK however we are seeing outflows on M&G's European funds, reflecting the difficulties within the eurozone. M&G's total external funds under management are now £87.3 billion, five per cent higher than at the end of September 2010.

During the third quarter of 2011 global financial markets experienced significant volatility brought on by concerns over European and US sovereign debt, as well as concerns about a general slowing of global demand reflecting an increasing lack of confidence among consumers, corporates and governments. If sustained, this environment is likely to have a negative impact on our sector over time.

However, our sizeable and unique presence in the growing and developing markets of Asia; our product, geographic and channel diversification; our risk management discipline across the Group; and the strength of our balance sheet position us well to continue to outperform over the medium term".

1    Asia 2010 comparative APE new business sales and new business profit exclude the Japanese insurance operations which ceased writing new business from 15 February 2010
2   Unless otherwise stated all growth rates are on a sterling basis. Growth rates on constant currency are presented on schedule 1B of the Interim Management Statement
3   The assumptions underlying new business profit are presented in schedule 5 to the Interim Management Statement
4   Investment flows excluding Asia Money Market Fund (MMF) year-to-date net outflows of £0.3 billion (2010: net outflows of £1.8 billion)

1. Q3 2011 Business Unit financial highlights

New Business Profit 5	YTD 2011	YTD 2010	% change on YTD 2010
Asia - ex India	£704m	£588m	20%
Total Asia 6	£719m	£621m	16%
US	£622m	£532m	17%
UK	£194m	£192m	1%
Total Group Insurance	£1,535m	£1,345m	14%

Sales - APE	YTD 2011	YTD 2010	% change on YTD 2010	Q3 2011	Q3 2010	% change on Q3 2010
Asia (ex India)	£1,074m	£899m	19%	£378m	£305m	24%
India	£73m	£167m	(56)%	£26m	£48m	(46)%
Total Asia 6	£1,147m	£1,066m	8%	£404m	£353m	14%
US	£988m	£850m	16%	£316m	£290m	9%
UK	£569m	£548m	4%	£160m	£166m	(4)%
Total Group Insurance	£2,704m	£2,464m	10%	£880m	£809m	9%
Total Group Insurance (ex India)	£2,631m	£2,297m	15%	£854m	£761m	12%

Margin - APE %	YTD 2011	YTD 2010	+/- pts change on YTD 2010
Asia (Ex India)	66%	65%	+1pts
Total Asia	63%	58%	+5pts
US	63%	63%	- pts
UK	34%	35%	-1 pts
Total Group Insurance	57%	55%	+2pts

Investment Flows	YTD 2011	YTD 2010	% change on YTD 20108	Q3 2011	Q3 2010	% change on Q3 2010
Gross inflows
M&G	£19.8bn	£19.0bn	4%	£6,427 m	£5,616m	14%
Asia Asset Management7	£6.5bn	£8.5bn	(24) %	£2,172 m	£3,262m	(33) %
Total Group (ex MMF)	£26.3bn	£27.5bn	(5) %	£8,599 m	£8,878m	(3) %

Net inflows / (outflows)
M&G	£2.6bn	£6.2bn	(58) %	£(288) m	£1,536m	(119) %
Asia Asset Management (ex MMF)	£0.8bn	£1.7bn	(56) %	£775 m	£407m	90%
Asia Money Market Funds (MMF)	£(0.3)bn	£(1.7)bn	85%	£(650) m	£(141)m	(361) %
Total Asia Asset Management	£0.5bn	£0.0bn	1,650%	£125 m	£266m	(53) %
Total Group	£3.1bn	£6.2bn	(49) %	£(163) m	£1,802m	(109) %
Total Group (ex MMF)	£3.4bn	£7.9bn	(57) %	£487 m	£1,943m	(75) %

Funds Under Management (FUM)
M&G	£194.4bn	£191.2bn	2%
Asia Asset Management	£49.5bn	£50.3bn	(2) %

5   The assumptions underlying new business profit are presented in schedule 5 to the Interim Management Statement
6   Asia 2010 comparative APE new business sales and new business profit exclude the Japanese insurance operations which ceased writing new business from 15 February 2010
7    Gross Investment flows excluding Asia Money Market Funds (MMF) outflows
8    Percentages based on unrounded numbers

1.1 Asia Insurance operations

Asia	YTD 2011	YTD 2010	% change on YTD 2010	Q3 2011	Q3 2010	% change on Q3 2010
Sales - APE (ex India)	£1,074m	£899m	19%	£378m	£305m	24%
India	£73m	£167m	(56)%	£26m	£48m	(46)%
Total Sales - APE	£1,147m	£1,066m	8%	£404m	£353m	14%

New Business Profit (ex India)	£704m	£588m	20%
Total New Business Profit	£719m	£621m	16%
Total Margin - APE % - (ex India)	66%	65%	+1pt
Total Margin - APE %	63%	58%	+5pts

The long term prospects of the region's life insurance sector remain very attractive driven by strong economic growth, a fast growing middle class, high savings rates and low penetration of insurance products. Prudential's strategic focus continues to be on expanding quality, multichannel distribution with an emphasis on products that meet customers' needs while providing good returns to shareholders. Typically this means a high proportion of regular premium policies and a focus on covering the health and protection needs of our customers.

This strategy continues to deliver excellent results with new business profits growing at a much faster rate than new business APE sales. Year to date new business profit growth was 16 per cent at £719 million, principally due to the strong sales performance in our higher margin businesses of Hong Kong, Singapore, Malaysia and Indonesia and the lower proportion of new business from India in the mix. New business profit margins excluding India were higher at 66 per cent. The improved margin is a result of business mix, partially offset by a two per cent reduction as a result of the economic environment.

Third quarter 2011 new business APE of £404 million has risen by 14 per cent over the same quarter last year (24 per cent excluding India) demonstrating the strong momentum in the business. Year to date new business APE has increased by eight per cent to £1,147 million (19 per cent excluding India),

One of Prudential's core strengths in the region is our success in delivering profitable growth from both agency and bank partnerships; excluding India, agency average headcount increased to 185,000, up from 154,000 in the corresponding period last year. Equally important and underscoring our focus on quality is the growth in the number of active agents, which improved by nine per cent in the first nine months of this year compared to last year and also productivity (APE per agent) which improved six per cent. As a result, overall agency sales increased by 15 per cent in the first nine months of 2011. Sales from the bank channel increased by 34 per cent reflecting strong performances from our major partners. Our exclusive regional deal with UOB, signed in the first quarter last year and extended this year to include Malaysia and most recently China, is developing successfully. Standard Chartered Bank with whom we have a leading regional partnership covering ten countries and recently extended to an eleventh, the Philippines, has continued to deliver excellent results.

The priority accorded to regular premium policies is reflected by these being 91 per cent of APE, in line with prior year and the product mix, excluding India, also remains in line with prior years with unit-linked and protection both at 31 per cent of total APE and PAR business at 35 per cent.

Net insurance flows (excluding India) for Asia remain strongly positive for both the third quarter and the year to date. Third quarter outflows arising from surrenders and partial withdrawals relating to shareholder-backed business are at a lower run-rate than both the first half of 2011 and the equivalent quarter last year, when expressed as a percentage of opening liabilities.

Looking at developments of our sales in each major market:

China
	YTD 2011	YTD 2010	% change on YTD	Q3 2011	Q3 2010	% change on Q3 2010
APE	£46m	£42m	10%	£11m	£15m	(27)%

In China, Prudential's share of new business volumes for the first nine months of 2011, from our 50 per cent ownership of the CITIC-Prudential joint venture, is £46 million up 10 per cent on the same period in 2010. The growth in agency sales is principally driven by productivity improvements which demonstrate that CITIC-Prudential's disciplined approach to building a high quality agency force in China continues to be effective. Sales through our bank partners have been impacted by the introduction of new regulations earlier this year prohibiting sales through non-bank staff.

Hong Kong
	YTD 2011	YTD 2010	% change on YTD	Q3 2011	Q3 2010	% change on Q3 2010
APE	£229m	£195m	17%	£78m	£65m	20%

Hong Kong delivered a record third quarter performance with new business APE higher by 20 per cent at £78 million. Year to date APE of £229 million represents growth of 17 per cent over the comparable period. Our continued success in this market is underpinned by both the quality of our distribution and products.

Agency APE increased by 11 per cent. Our agency numbers continue to increase principally through organic recruitment initiatives and the year to date average agency headcount was over 5,000. Agency productivity has improved by 14 per cent.

Bancassurance sales, principally through Standard Chartered Bank, have increased by 31 per cent and now account for 43 per cent of total sales (2010: 39 per cent).

India
	YTD 2011	YTD 2010	% change on YTD	Q3 2011	Q3 2010	% change on Q3 2010
APE	£73m	£167m	(56)%	£26m	£48m	(46)%

In India, the insurance industry continues to adjust to the new regulations which became effective in the third quarter of 2010. ICICI Prudential continues to be amongst the top private sector players and is managing through a significant change in its strategy around distribution and products. ICICI Prudential has significantly diversified away from linked to conventional products with the latter contributing to around 40 per cent of incremental new business from around five per cent previously. The company maintains a balanced distribution mix at around 50:50 between agency and alternate channels.

Indonesia
	YTD 2011	YTD 2010	% change on YTD	Q3 2011	Q3 2010	% change on Q3 2010
APE	£239m	£188m	27%	£81m	£59m	37%

Growth in Indonesia continues at a strong pace with the third quarter 2011 of £81 million up 37 per cent over the third quarter 2010. Year to date growth is 27 per cent.

The key to Prudential's ongoing success in Indonesia to date is our ability to efficiently recruit, train and activate new agents. Year to date average agent numbers of 108,000 are up 33 per cent on the same period last year.

Although agency remains the dominant distribution channel at 93 per cent of APE,we are also having some real success with our bank partners up 139 per cent over the prior year.

Korea
	YTD 2011	YTD 2010	% change on YTD	Q3 2011	Q3 2010	% change on Q3 2010
APE	£81m	£69m	17%	£26m	£23m	13%

Our business in Korea has extensively restructured over the past two years to concentrate on high quality distribution and regular premium unit-linked business, given our unwillingness to compete in the low margin, high capital intensive guaranteed products that are prevalent in the mass market.

Encouragingly new business APE at £81 million year to date is up 17 per cent over the same period last year driven mainly by increasing productivity of our own focussed and highly professional tied agency force. We are also participating selectively in the bancassurance sector focusing on regular premium unit-linked products.

Malaysia
	YTD 2011	YTD 2010	% change on YTD	Q3 2011	Q3 2010	% change on Q3 2010
APE	£150m	£129m	16%	£59m	£52m	13%

Malaysia continues to perform very strongly producing a record third quarter with new business APE of £59 million up 13 per cent over the same period last year driven by higher agent numbers (year to date up by 11 per cent). Sales mix consists predominantly of regular premium unit-linked with protection.  Takaful accounts for around 15 per cent of the mix.

Bancassurance remains small relative to agency but is now growing very strongly, up 183 per cent over the prior year period. Part of this growth has been driven by the strength of our new relationship with UOB; which was launched in May 2011. UOB has already contributed around 40 per cent of total partnership sales this year.

Singapore
	YTD 2011	YTD 2010	% change on YTD	Q3 2011	Q3 2010	% change on Q3 2010
APE	£163m	£118m	38%	£60m	£43m	40%

Singapore had an excellent third quarter with new business of £60 million up 40 per cent over last year. Year to date new business APE of £163 million is 38 per cent higher than prior year.

Agency continues to perform very well with increases in productivity. In addition, the bancassurance performance has been outstanding with sales APE of £70 million up 106 per cent over the prior year. We have four exclusive partnerships, SCB, Maybank, Singpost and UOB that was added last year. Each of these partners have made a significant contribution to sales this year.

Taiwan
	YTD 2011	YTD 2010	% change on YTD	Q3 2011	Q3 2010	% change on Q3 2010
APE	£95m	£95m	0%	£36m	£25m	44%

Taiwan is now successfully focused on bank distribution principally with partners E.Sun and Standard Chartered Bank. We had a relatively slow start to the year as we introduced new products, but new business volumes increased strongly in the third quarter with APE of £36 million up 44 per cent over the same period last year.

Although year to date sales are flat relative to last year, the volume of protection business in the mix has increased to 20 per cent (2010: 16 per cent).

Others - Philippines, Thailand and Vietnam
	YTD 2011	YTD 2010	% change on YTD	Q3 2011	Q3 2010	% change on Q3 2010
APE	£71m	£64m	11%	£27m	£23m	17%

Prudential's other operations, Philippines, Thailand and Vietnam all continue to perform well. Vietnam's year to date growth rate, when translated to sterling was flat due to the depreciation of the local currency relative to sterling. In local currency terms growing the agency and improving agent productivity resulted in a record year to date new business APE with growth of 16 per cent over the same period last year. In the Philippines year to date new business APE is up 38 per cent over prior year driven by improved agency activity and higher sales through our bancassurance partners. We have also recently extended our distribution agreements with Standard Chartered Bank to include the Philippines. In Thailand, we have sustained our 2010 sales momentum which was boosted by the UOB distribution.

Japan
We announced at the start of 2010 that PCA Life Japan ceased writing new business sales with effect from 15 February 2010. New Business sales for Japan in 2010 amounted to £7 million. In order to more accurately reflect the results of our ongoing Asian operations, all of the headline financial metrics included in this announcement exclude the contribution from Japan.

1.2 US operations

Insurance operations

US	YTD 2011	YTD 2010	% change on YTD	Q3 2011	Q3 2010	% change on Q3 2010
Sales - APE	£988m	£850m	16%	£316m	£290m	9%
New Business Profit	£622m	£532m	17%
Margin - APE %	63%	63%	-pt

High volatility returned to the US equity markets in the third quarter, along with further declines in interest rates. Overall, the US equity markets rose during the first half of 2011, but then declined during the third quarter, with the S&P 500 index ending the third quarter down ten per cent for the year. Volatility in the third quarter was more than double compared to earlier in the year, or 2010.  Rates on 10-year Treasuries reached near all time lows during the quarter, declining to below two per cent, while AA corporate spreads increased from year-end 2010 levels.

Jackson manages equity and interest rate exposure on an aggregate basis in order to ensure that total economic risk is hedged effectively within established policy limits. Jackson continues to adapt its hedging programme to market conditions in order to ensure continued effective risk management. Despite the historically low interest rates, falling equity markets and the high level of volatility in the third quarter of 2011, Jackson's hedging programme continued to perform well, mitigating the impact of the macroeconomic challenges and supporting our robust capital position on both an economic and regulatory basis. Jackson's approach to pricing and hedging has always been to adopt a conservative stance and we believe that this positions Jackson to perform well during periods of market dislocation.

Policyholder behaviour in the quarter continued to trend in line with our expectations. Jackson believes that this uncertain environment continues to provide an advantage to companies with good financial strength ratings and a track record of financial discipline. Companies that were hardest hit by the market disruptions over the last few years still have to work to regain market share as customers and distributors seek product providers that offer consistency, stability and financial strength. Jackson continues to benefit significantly from this flight to quality and heightened risk aversion.

Due to its financial stability and innovative products, Jackson continues to enhance its reputation as a high-quality and reliable business partner, with sales increasing as more advisers have recognised the benefits of working with Jackson.  A significant part of Jackson's growth continues to come from an increase in its distribution penetration with sales through distributors who either did not previously sell Jackson's products or simply did not sell variable annuities.

Jackson's strategy continues to focus on balancing value, volume, capital efficiency, balance sheet strength and strict pricing discipline for both variable and fixed annuities. Fixed annuity sales have slowed as a result of the current interest rate environment and as capital is directed to support higher-margin variable annuity sales.

Jackson delivered strong APE retail sales of £968 million in the first nine months of 2011, representing a 14 per cent increase over the same period in 2010. With the addition of modest institutional sales in 2011, total APE sales were £988 million. Jackson has achieved these sales levels, while maintaining its pricing discipline, as it continued to write new business at aggregate internal rates of return (IRR) in excess of 20 per cent.

New business profits were 17 per cent higher at £622 million, reflecting Jackson's strong pricing discipline and a larger percentage of higher margin variable annuity sales. Overall margins were 63 per cent for the first nine months of 2011 (2010: 63 per cent). The overall margins have remained relatively stable, though this is the result of offsetting changes. The adverse impact of lower yields has been offset by the beneficial effect of business mix and product re-pricing. Variable annuity margins have remained high at 67 per cent for the first three quarters (2010: 67 per cent) despite a 60 basis point reduction in yields compared to 30 September 2010, reflecting the beneficial effect of the pricing changes implemented in the last 12 months.

Total retail annuity net flows of £5.8 billion for the first nine months of 2011, increased 13 per cent from the same period in 2010, reflecting the impact of increased sales and continued low levels of surrender activity. In the third quarter, retail annuity net flows equalled £1.7 billion and Jackson's separate account and general account assets at the end of the quarter totalled £65.4 billion. Jackson remained the third largest seller of individual annuities during the first half of 2011, with a market share of 8.6 per cent, up from a market share of 8.0 per cent for the full year 20109.

Jackson anticipates a more modest rate of sales over the remainder of the year, due to the impact of the recent volatility in the S&P500 and various product initiatives that we implemented during the third quarter. These initiatives were taken in order to optimise the balance between growth, capital consumption and profitability.

Variable annuity
	YTD 2011	YTD 2010	% change on YTD	Q3 2011	Q3 2010	% change on Q3 2010
APE	£851m	£683m	25%	£262m	£236m	11%

Variable annuity (VA) APE sales of £851 million in the first nine months of 2011 were 25 per cent higher than the same period in 2010 as Jackson continued to benefit from its customers' and distributors' flight to quality.  Although we do not target volume or market share, these market conditions allowed Jackson's ranking to remain at third in variable annuity sales in the first half of 2011 (latest information available), while increasing its market share to 12.2 per cent from 10.7 per cent for the full year 201010. Jackson ranks first among VA providers for advisor loyalty11. Jackson also earned the top ranking for both external and internal wholesaler support11.

Fixed index annuity
	YTD 2011	YTD 2010	% change on YTD	Q3 2011	Q3 2010	% change on Q3 2010
APE	£68m	£84m	(19)%	£26m	£24m	8%

Fixed index annuity (FIA) APE sales of £68 million through the first nine months of 2011 were down 19 per cent from the same period of 2010 as Jackson continued to focus its marketing efforts on higher margin VA products. Jackson ranked 9th in sales of FIAs in the first half of 2011, with a market share of 4.4 per cent, down from 6th and a market share of 5.2 per cent for the full year 201012.

Fixed annuity
	YTD 2011	YTD 2010	% change on YTD	Q3 2011	Q3 2010	% change on Q3 2010
APE	£33m	£65m	(49)%	£10m	£24m	(58)%

Jackson's strategy of proactively managing fixed annuity (FA) volumes resulted in 2011 APE sales of £33 million, 49 per cent lower than the same period in 2010. Jackson ranked 12th in sales of traditional deferred fixed annuities in the first half of 2011, with a market share of 1.9 per cent, compared to 8th and a market share of 3.4 per cent for the full year 20109.

Asset management operations

Curian Capital, a specialised asset management company that provides innovative fee-based separately managed accounts, had total assets under management of £4.3 billion at the end of September 2011 compared with £3.5 billion at the end of 2010. Curian generated record deposits of £1.4 billion in the first nine months of 2011.

9      Source: LIMRA
10     Source: Morningstar Annuity Research Center ('MARC')
11    Source: Cogent Research Advisor BrandscapeTM 2011. Rankings based upon an online survey of a representative cross section of 1,643 registered financial advisors conducted between April 15 and May 9, 2011.
12   Source: Annuity Specs

1.3 UK insurance operations

UK	YTD 2011	YTD 2010	% change on YTD	Q3 2011	Q3 2010	% change on Q3 2010
Sales - APE	£569m	£548m	4%	£160m	£166m	(4)%
New Business Profit	£194m	£192m	1%
Margin - APE %	34%	35%	(1)pts

In the UK, Prudential competes selectively in the retirement savings and income market with a clear focus on balancing the writing of new business with sustainable cash generation and capital preservation. Despite the competitive UK market conditions, the business continues to succeed in this objective by deploying capital to opportunities that play to its core strengths and which generate the best returns.

The business remains a market leader in both individual annuities and with-profits and has a unique combination of competitive advantages including experience and expertise in managing longevity risk, multi-asset investment capabilities, a strong brand and financial strength.

Total APE sales of £569 million were up four per cent on the first nine months of 2010, including a bulk annuity of APE £28 million in the first half of 2011. The total margin was 34 per cent for the period, one per cent lower than in the same period in 2010.

Retail sales of APE £541 million were down one per cent on the same period last year, a reflection of Prudential's strategy to allocate capital to opportunities that play to the core strengths of the business rather than pursuing top-line sales growth. In the same period, the retail new business margin reduced to 32 per cent, three per cent down on 2010. This was primarily driven by a changing business mix of lower shareholder-backed annuity sales and higher sales of corporate pensions, partly offset by the higher margin on non-profit annuity business due to relatively strong investment performance in the first half of the year. The individual annuity margin has reduced in the third quarter compared to the half year as we have taken a more cautious approach to investment mix in the current economic climate.

Sales of individual annuities of APE £133 million were 17 per cent lower than for the first nine months of 2010 as Prudential UK continues proactively to manage the flow of external conventional new business to control capital consumption. Sales of external annuities of APE £44 million were down 34 per cent on the same period last year, mainly due to the end of a partnership agreement in the second half of 2010. Internal vestings sales of APE £88 million, were five per cent lower than 2010 as the 2010 sales had received a temporary boost from the effects of the change in the minimum retirement age from 50 to 55 in April 2010. In effect there was a spike in sales to the 50 to 55 age group immediately prior to the change in 2010 (creating therefore an unusually high comparative for 2010) and fewer early retirees in the first half of 2011. The proportion of with-profits annuity sales continues to increase, from 22 per cent in the first nine months of 2010 to 25 per cent over the same period in 2011.

Sales of onshore bonds of APE £127 million were 15 per cent up on the same period in 2010, including with-profits bonds sales of APE £112 million, which increased by 16 per cent. PruFund comprised 74 per cent of with-profits bond sales, driven by customer demand for products offering smoothed investment returns and optional capital guarantees.

Unit-linked bond sales of APE £15 million were 11 per cent up on the first nine months of 2010, helped by the success of PruDynamic, Prudential's risk-graded portfolio funds. Sales into the PruDynamic Funds have totalled over £180 million in 2011, including collectives, and at 30 September 2011 total funds under management were in excess of £300 million.

Corporate pensions sales of APE £190 million were 12 per cent higher than the same period last year, with strong sales to new members of existing private sector schemes in the first half of the year due in part to an existing customer transferring members from their defined benefit scheme to the defined contribution scheme.  While continuing to focus on growing existing schemes, we are working with our corporate clients to develop their auto-enrolment strategies in time for its introduction in 2012. For many clients, we will facilitate the use of the National Employment Savings Trust (NEST) to provide a flexible, portable solution for short-term workers. Prudential UK also continues to write profitable sales through the provision of Additional Voluntary Contribution (AVC) arrangements within the public sector. Prudential has been the sole provider of Teachers AVCs for more than 20 years, is one of two providers for the National Health Service and remains the largest provider of Local Government Administering Authorities AVCs, with 67 of the 99 schemes in the UK.

Sales of other products of APE £91 million were 14 per cent below the same period of 2010. Individual pensions sales (including income drawdown) of APE £54 million were one per cent above the same period last year. PruHealth's sales of APE £6 million were 36 per cent below the same period last year, reflecting difficult trading conditions for the private medical insurance market and Prudential UK's reduced share, from 50 per cent to 25 per cent, of the expanded business following PruHealth's acquisition of Standard Life Healthcare. PruProtect's sales were up 22 per cent compared with 2010 on a like-for like basis, with record sales achieved in the third quarter of 2011.

Wholesale APE of £28 million relates to a bulk annuity buy-in insurance agreement written in the second quarter.

1.4 M&G

Investment Flows	YTD 2011	YTD 2010	% change on Q1 2010	Q3 2011	Q3 2010	% change on Q3 2010
Net inflows
Retail business	£2.6bn	£5.1bn	(49)%	£(172)m	£1,742m	(110)%
Institutional business	£0.0bn	£1.1bn	(99)%	£(116)m	£(206)m	44%
Total	£2.6bn	£6.2bn	(58)%	£(288)m	£1,536m	(119)%

Gross inflows
Total	£19.8bn	£19.0bn	4%	£6,427m	£5,616m	14%

M&G is the UK and European fund manager of the Prudential Group with responsibility for investments on behalf of both internal and external clients. M&G is an investment-led business whose aim is to generate superior long-term returns for its third party investors and the internal funds of the Prudential Group. This is achieved by creating an environment that is attractive to investment talent. Over the three years to 30 September 2011, 64 per cent of M&G's Retail funds delivered first and second quartile investment performance. The performance of our actively managed external institutional fixed income mandates also remains very strong with all of mandates meeting or outperforming their benchmarks over the three years to 30 September 2011.

With considerable uncertainty over sovereign debts on both sides of the Atlantic and concerns over the lack of global economic growth, the third quarter of 2011 saw the FTSE 100 suffer its worst quarter for nine years, falling 14 per cent from 5,946 to 5,128. M&G's funds under management ('FUM') proved resilient in the face of such significant declines falling only four per cent from £202.2 billion as at 30 June 2011 to £194.4 billion as at the end of September 2011. External funds now represent 45 per cent of the FUM, an increase of five per cent from 30 September 2010.

Over the third quarter, gross inflows totalled £6.4 billion representing an increase of 14 per cent on third quarter 2010 levels. At the net level, however, we recorded an outflow of £288 million over the quarter, a clear indicator of the increasing risk aversion of retail investors particularly across Continental Europe. Market data reports show that long-term retail funds across the European industry suffered redemptions of €53.8 billion13 in August (excluding money market funds); the worst month since October 2008.

The sales performance of our Retail business relative to the market remains strong due to the robustness of our UK business. In our core UK market, gross inflows of £2.9 billion generated over the third quarter were 13 per cent higher than the same quarter in 2010. We have also continued to generate resilient net inflows in the UK despite the market environment with £1.1 billion being received in the quarter. This performance from our UK distribution channels has helped to offset the difficult conditions encountered in mainland Europe, where risk-averse investors have been withdrawing money from funds. Overall, this resulted in modest total net retail outflows of £172 million over the quarter.

M&G's Retail business in the UK has been number one for gross and net retail sales over eleven consecutive quarters based on data to the end of June 201114. The consistency and quality of our performance resulted in M&G being awarded the prestigious 2011 OBSR Outstanding Investment House Award for the second year running.

Outside the UK, we have continued to develop our distribution capabilities. To this end, registration of our OEIC range in Norway, Denmark and Finland will be completed over the fourth quarter of 2011. M&G-managed retail FUM sourced outside of the UK now stand at £7.8 billion at the end of September 2011, equivalent to 19 per cent of the total retail external funds managed by M&G.

Net flows from the Institutional business were also in negative territory over the third quarter by £116 million. This outflow partly reflects the contractual return of £407 million in capital to investors in mature closed-ended debt structures. On the positive side, M&G's Institutional Public Debt Business continued to attract net inflows which largely offset these contractual outflows. M&G's flagship institutional UK corporate bond fund, with over £3.4 billion of FUM at the end of September, has outperformed its benchmark15 by 1.616 per cent a year since September 2008, the eve of the credit crisis. The excellence of M&G's performance in the institutional fixed income market is evidenced by the recent win of the Fixed Income Manager of the Year Award at the Financial News Awards for Excellence in Institutional Asset Management.

Gross year-to-date sales for the total M&G business stand at £19.8 billion, while net sales remain resilient at £2.6 billion to the end of September. With a broadly neutral result from our Institutional Business over this period, retail fund flows have driven this growth.

13    Source: Lipper FMI Fund Flash Report (October 2011)
14    Source: Fundscape Pridham Report (August 2011)
15    The benchmark for the fund is the iBoxx Sterling Non Gilts Index
16    Returns are gross estimates on an offer to offer basis

1.5 Asia Asset Management

Investment Flows	YTD 2011	YTD 2010	% change on YTD	Q3 2011	Q3 2010	% change on Q3 2010
Net inflows/(outflows)
Retail and institutional business	£0.8bn	£1.7bn	(56)%	£775m	£407m	90%
Money Market Funds (MMF)	£(0.3)bn	£(1.7)bn	85%	£(650)m	£(141)m	(361)%
Total	£0.5bn	£0.0bn	1,650%	£125m	£266m	(53)%

Gross inflows
Retail and institutional business	£6.5bn	£8.5bn	(24)%	£2,172m	£3,262m	(33)%

Prudential's asset management business in Asia has three components; internal life funds, retail funds and institutional funds. Market conditions continue to be challenging in line with the rest of the world.

Year to date net inflows for the third party retail and institutional fund management non money market funds of £0.8 billion are 56 per cent lower than last year. This was mainly driven by Japan where we recorded net outflows from equity and bond funds following the March 2011 earthquake, and where high net inflows from a white-labelled equity fund in 2010 did not recur. These net outflows were partially mitigated by robust net inflows into Korea from institutional clients. Including money market funds, year to date total third party net inflows were positive at £0.5 billion compared to negative £32 million in 2010.

Total Funds under Management (FUM) at 30 September amounted to £49.5 billion in line with the prior year as gains since then have effectively been negated by recent market movements.

Investment performance across life, institutional and retail portfolios remains stable with the blended performance score of funds that either outperform their benchmark or have peer rankings in the top two quartiles at 61 per cent at the end of September 2011.

2. Financial Management

The Group remains focused on its balance sheet and risk profile. We continue to impose stringent stress testing on our key capital measures, ensuring we could withstand, both in the short and medium term, significant market shocks.

2.1 Capital Management

A strong balance sheet is at the heart of our strategy and is a key buying factor for our customers, who have a long-term relationship with us in all our key markets. That strength gives confidence to our customers that we will be there to serve them in the long-term, and allows us to grow strongly and write large amounts of new business without putting our customers at risk. Strict and proactive management and allocation of capital remain a core focus for our Group.

Our capital position remains resilient. We have continued to focus on maintaining the Group's financial strength through optimising the balance between writing profitable new business, conserving capital and generating cash. We estimate that our Insurance Groups Directive (IGD) capital surplus was £3.9 billion at 30 September 2011 (after taking into account the 2011 interim dividend of £0.2 billion). This compares to £4.1 billion at 30 June 2011 (before taking into account the 2011 interim dividend) and £4.3 billion at 31 December 2010 (before taking into account the 2010 final dividend of £0.4 billion). The adverse effect of the equity market falls and reduction in long-term yields in the third quarter of 2011, have been broadly offset by strong operating earnings and favourable foreign exchange movements.

The proceeds of the $550 million hybrid debt raised in January 2011 are intended to finance the repayments of the Euro 500 million Tier 2 subordinated notes in December 2011. The reported IGD surplus positions at 30 June and 30 September 2011 already factor the repayment of this instrument.

We continue to have a number of options to manage both available and required capital. These could take the form of increasing our available capital (for example, through financial reinsurance) or reducing required capital (for example, through the mix and level of new business) and the use of other risk mitigation measures such as hedging and reinsurance.

As at 30 September 2011 stress testing of our IGD capital position to various events has the following results:

•	An instantaneous 20 per cent fall in equity markets from 30 September 2011 levels would reduce the IGD surplus by £350 million;

•	A 40 per cent fall in equity markets (comprising an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four week period) would reduce the IGD surplus by £900 million;

•	A 100bps reduction (subject to a floor of zero) in interest rates would reduce the IGD surplus by £650 million;

•	Credit defaults of ten times the expected level would reduce IGD surplus by £600 million.

In addition to our strong capital position, on a statutory (Pillar 1) basis the total credit reserve for the UK shareholder annuity funds also contributes to protecting our capital position in excess of the IGD surplus. This credit reserve as at 30 September 2011 was £2.0 billion, equivalent to 8.6 per cent of the fixed income assets backing annuity liabilities. This represents 35 per cent of the portfolio spread over swaps, compared to 45 per cent at 30 June 2011 and 43 per cent at 30 September 2010.

The surplus of the UK with-profits fund, which represents a substantial source of capital from both a solvency and economic perspective, is excluded from the IGD calculation. At 30 September 2011, the UK with-profits fund inherited estate was valued at £6.4 billion.

2.2 Credit

The Group's total debt portfolio on an IFRS basis is estimated at £113.1 billion at 30 September 2011 excluding holdings attributable to external unit holders of consolidated unit trusts. Of this total, £75.0 billion is in the UK, including £45.9 billion within the UK with-profits fund. Shareholders have limited risk exposure to the with-profits fund as its solvency is protected by the inherited estate. Outside the with-profits fund there is £5.9 billion in unit-linked funds where the shareholder risk is limited, with the remaining £23.2 billion backing the shareholder annuity business and other non-linked business (of which 79 per cent is rated AAA to A, 19 per cent BBB and two per cent non-investment grade). No defaults were reported in the third quarter of 2011 for UK shareholder backed business.

Asia's debt portfolio totals £9.5 billion, of which £5.4 billion is invested in unit-linked and with-profits funds with minimal shareholder risk and £4.1 billion held by shareholder backed non-linked business.  No defaults were reported in the third quarter of 2011.

The most significant area of exposure to credit risk for the shareholder is in the US. Jackson's fixed income portfolio at 30 September is estimated at £26.8 billion. Jackson's net unrealised gains on available-for-sale securities were £1.9 billion at 30 September 2011 (30 June 2011: £1.4 billion).

Gross unrealised losses on securities priced below 80 per cent of book value were £0.2 billion at 30 September 2011 (30 June 2011: £0.2 billion).

In Jackson, total amounts charged to profits relating to debt securities in the third quarter were £16 million (2010: £23 million). This is net of recoveries and reversals recognised in the quarter of £24 million (2010: £3 million). This compares to net write downs of £13 million for the first half of 2011. The total charged for the first nine months of 2011 was therefore £29 million (first nine months of 2010: £184 million). In the third quarter of 2011, Jackson's total defaults were £nil (2010: £nil). IFRS write-downs excluding defaults for the third quarter were £40 million compared to £26 million in the equivalent period in 2010.

The Group's shareholder exposures to sovereign debt were £2.7 billion to the US, £3.1 billion to the UK, £0.7 billion to Continental Europe and £2.8 billion to the rest of the world, predominantly Asia. Of the £0.7 billion exposure to Continental Europe, 93 per cent were AAA rated, the exposure in respect of Germany was £631 million, Italy was £48 million and Spain was £1 million whilst there was no sovereign exposure to Greece, Portugal, Ireland or France.

In terms of shareholder exposures to the bank debt of Portugal, Ireland, Italy, Greece and Spain (PIIGS), we held £381 million at 30 September 2011 (£25 million to Portugal, £14 million to Ireland, £117 million to Italy and £225 million to Spain). This comprised £39 million senior debt, £15 million Tier 1 debt, £215 million Tier 2 debt and £112 million of covered bonds. There was no exposure to Greece in respect of bank debt. In addition exposure to French banks was £188 million at 30 September 2011.

Of the £55.9 billion of debt securities backing shareholder business (excluding holdings attributable to external holders of consolidated unit trusts), five per cent (£2.5 billion) was in Tier 1 and Tier 2 hybrid bank debt. In addition to the Tier 1 and Tier 2 PIIGS and French bank exposures set out above we had £454 million exposure to the US, of which £30 million was Tier 1, £703 million exposure to the UK, of which £74 million was Tier 1, and £980 million of other exposures, of which £267 million was Tier 1.

ENDS

Enquiries:

Media		Investors/Analysts
Edward Brewster	+44 (0)20 7548 3719	David Collins	+44 (0)20 7548 2871
Robin Tozer	+44 (0)20 7548 2776	Andy Rowe	+44 (0)20 7548 3860

Notes:

1.	Asia 2010 comparative APE new business sales and new business profit (NBP) exclude the Japanese insurance operations which ceased writing new business with effect from 15 February 2010.

2.	Annual premium equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales and are subject to rounding.

3.
Present Value of New Business Premiums (PVNBP) are calculated as equalling single premiums plus the present value of expected new business premiums of regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contribution.

4.
NBP assumptions for the period are detailed in the accompanying schedule 5. All references to NBP margins on pages 1 to 14 of this statement refer to margins on an APE basis, calculated as the ratio of new business profit to APE sales.

5.	There will be a conference call today for wire services at 9.15am (GMT) hosted by Tidjane Thiam, Group Chief Executive. Dial in telephone number: +44 (0)20 3140 0668. Passcode: 600894#.

6.	There will be a conference call today for analysts and investors at 10.00am (GMT) hosted by Tidjane Thiam, Group Chief Executive. Dial in telephone number: +44 (0)20 3140 0668. Passcode: 883377#.

7.	High resolution photographs are available to the media free of charge at www.prudential.co.uk/prudential-plc/media/media_library or by calling the media office on +44 (0)20 7548 2466.

8.
Sales for overseas operations have been reported using average exchange rates for the period as shown in the attached schedules. Reference to prior year figures in the commentary is on an actual exchange rate basis unless stated. An alternative method of presentation is on a constant exchange rate basis.

9.
Prudential plc is a company incorporated and with its principal place of business in England, and its affiliated companies constitute a large global financial services group. It provides insurance and financial services through its subsidiaries and affiliates throughout the world. It has been in existence for over 160 years and has £349.5 billion in assets under management (as at 30 June 2011). Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

10.	Forward-Looking Statements
This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, future market conditions, fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives related to the financial crisis and the effect of the European Union's "Solvency II" requirements on Prudential's capital maintenance requirements; the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital, solvency standards or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal actions and disputes. These and other important factors may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the heading "Risk factors" in Prudential's most recent Annual Report and in Item 3 "Risk Factors" of Prudential's most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as under the heading "Risk factors" in any subsequent Prudential Half Year Financial Report. Prudential's most recent Annual Report and any subsequent Half Year Financial Report are available on its website at www.prudential.co.uk.

Any forward-looking statements contained in this statement are made only as of the date hereof. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the Prospectus Rules, the Listing Rules, the Disclosure and Transparency Rules, the Hong Kong Listing Rules or the SGX-ST listing rules.

11.	The financial information presented in this Interim Management Statement and accompanying schedules is unaudited.

Supplementary schedules

Contents
Schedule 1A	New Business Insurance Operations (Reported Exchange Rates)
Schedule 1B	New Business Insurance Operations (Current Exchange Rates)
Schedule 2A	Total Insurance New Business APE - By Quarter (Reported Exchange Rates)
Schedule 2B	Total Insurance New Business APE - By Quarter (Current Exchange Rates)
Schedule 3	Investment Operations - By Quarter (Reported Exchange Rates)
Schedule 4	New Business Profit and Margin ( % APE and % PVNBP) (Reported Exchange Rates)
Schedule 5	EEV New Business Methodology and Assumptions
Schedule 6	Group Debt Securities at 30 September 2011
Schedule 7	Basis of preparation

Schedule 1A - Reported Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS - Q3 2011
INSURANCE OPERATIONS

	Single			Regular			Annual Equivalents(3)			PVNBP
	Q3 2011	Q3 2010	+/- (%)	Q3 2011	Q3 2010	+/- (%)	Q3 2011	Q3 2010	+/- (%)	Q3 2011	Q3 2010	+/- (%)
	YTD	YTD		YTD	YTD		YTD	YTD		YTD	YTD
	£m	£m		£m	£m		£m	£m		£m	£m
Group Insurance Operations
Asia - ex India(1a) (7)	972	627	55%	976	836	17%	1,074	899	19%	5,865	4,613	27%
India(1a) (7) (5)	124	39	218%	61	163	(63%)	73	167	(56%)	356	458	(22%)
Asia	1,096	666	65%	1,037	999	4%	1,147	1,066	8%	6,221	5,071	23%
US(1a) (7)	9,735	8,335	17%	15	17	(12%)	988	850	16%	9,858	8,457	17%
UK	3,615	3,525	3%	207	195	6%	569	548	4%	4,603	4,463	3%
Group Total	14,446	12,526	15%	1,259	1,211	4%	2,704	2,464	10%	20,682	17,991	15%
Group Total - ex India	14,322	12,487	15%	1,198	1,048	14%	2,631	2,297	15%	20,326	17,533	16%

Asian Insurance Operations(1a) (7)
Hong Kong	121	59	105%	217	189	15%	229	195	17%	1,421	1,161	22%
Indonesia	177	69	157%	221	181	22%	239	188	27%	921	688	34%
Malaysia	60	29	107%	144	126	14%	150	129	16%	864	679	27%
Philippines	76	39	95%	14	12	17%	22	16	38%	115	68	69%
Singapore	246	206	19%	138	97	42%	163	118	38%	1,264	865	46%
Thailand	8	11	(27%)	19	19	0%	20	20	0%	75	71	6%
Vietnam	1	1	0%	29	28	4%	29	28	4%	101	106	(5%)
SE Asia Operations inc. Hong Kong	689	414	66%	782	652	20%	852	693	23%	4,761	3,638	31%
China(8)	41	80	(49%)	42	34	24%	46	42	10%	227	242	(6%)
Korea	62	36	72%	75	65	15%	81	69	17%	430	356	21%
Taiwan	180	97	86%	77	85	(9%)	95	95	0%	447	377	19%
Total Asia Operations - ex India	972	627	55%	976	836	17%	1,074	899	19%	5,865	4,613	27%
India(1a) (7) (5)	124	39	218%	61	163	(63%)	73	167	(56%)	356	458	(22%)
Total Asia Operations	1,096	666	65%	1,037	999	4%	1,147	1,066	8%	6,221	5,071	23%

US Insurance Operations(1a) (7)
Fixed Annuities	329	652	(50%)	-	-	0%	33	65	(49%)	329	652	(50%)
Fixed Index Annuities	680	844	(19%)	-	-	0%	68	84	(19%)	680	844	(19%)
Life	8	8	0%	15	17	(12%)	16	18	(11%)	131	130	1%
Variable Annuities	8,511	6,831	25%	-	-	0%	851	683	25%	8,511	6,831	25%
Wholesale	207	-	-	-	-	0%	20	-	-	207	-	-
Total US Insurance Operations	9,735	8,335	17%	15	17	(12%)	988	850	16%	9,858	8,457	17%

UK & Europe Insurance Operations
Direct and Partnership Annuities	264	501	(47%)	-	-	0%	26	50	(48%)	264	501	(47%)
Intermediated Annuities	180	170	6%	-	-	0%	18	17	6%	180	170	6%
Internal Vesting Annuities	883	930	(5%)	-	-	0%	88	93	(5%)	883	930	(5%)
Total Individual Annuities	1,327	1,601	(17%)	-	-	0%	133	160	(17%)	1,327	1,601	(17%)
Corporate Pensions	161	194	(17%)	174	150	16%	190	169	12%	979	859	14%
On-shore Bonds	1,265	1,096	15%	-	-	0%	127	110	15%	1,266	1,097	15%
Other Products	579	606	(4%)	33	45	(27%)	91	106	(14%)	748	878	(15%)
Wholesale	283	28	911%	-	-	0%	28	3	833%	283	28	911%
Total UK & Europe Insurance Ops	3,615	3,525	3%	207	195	6%	569	548	4%	4,603	4,463	3%
Group Total	14,446	12,526	15%	1,259	1,211	4%	2,704	2,464	10%	20,682	17,991	15%
Group Total - ex India	14,322	12,487	15%	1,198	1,048	14%	2,631	2,297	15%	20,326	17,533	16%

Schedule1B - Current Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS - Q3 2011
INSURANCE OPERATIONS

	Single			Regular			Annual Equivalents(3)			PVNBP
	Q3 2011	Q3 2010	+/- (%)	Q3 2011	Q3 2010	+/- (%)	Q3 2011	Q3 2010	+/- (%)	Q3 2011	Q3 2010	+/- (%)
	YTD	YTD		YTD	YTD		YTD	YTD		YTD	YTD
	£m	£m		£m	£m		£m	£m		£m	£m
Group Insurance Operations
Asia - ex India(1b) (7)	972	641	52%	976	835	17%	1,074	899	19%	5,865	4,619	27%
India(1b) (7) (5)	124	38	226%	61	158	(61%)	73	162	(55%)	356	442	(19%)
Asia	1,096	679	61%	1,037	993	4%	1,147	1,061	8%	6,221	5,061	23%
US(1b) (7)	9,735	7,921	23%	15	16	(6%)	988	808	22%	9,858	8,036	23%
UK	3,615	3,525	3%	207	195	6%	569	548	4%	4,603	4,463	3%
Group Total	14,446	12,125	19%	1,259	1,204	5%	2,704	2,417	12%	20,682	17,560	18%
Group Total - ex India	14,322	12,087	18%	1,198	1,046	15%	2,631	2,255	17%	20,326	17,118	19%

Asian Insurance Operations(1b) (7)
Hong Kong	121	56	116%	217	179	21%	229	185	24%	1,421	1,101	29%
Indonesia	177	69	157%	221	180	23%	239	187	28%	921	686	34%
Malaysia	60	30	100%	144	129	12%	150	132	14%	864	693	25%
Philippines	76	39	95%	14	12	17%	22	16	38%	115	68	69%
Singapore	246	217	13%	138	103	34%	163	125	30%	1,264	912	39%
Thailand	8	12	(33%)	19	19	0%	20	20	0%	75	72	4%
Vietnam	1	1	0%	29	25	16%	29	25	16%	101	93	9%
SE Asia Operations inc. Hong Kong	689	424	63%	782	647	21%	852	689	24%	4,761	3,625	31%
China(8)	41	80	(49%)	42	34	24%	46	42	10%	227	241	(6%)
Korea	62	36	72%	75	65	15%	81	69	17%	430	360	19%
Taiwan	180	101	78%	77	89	(13%)	95	99	(4%)	447	393	14%
Total Asia Operations - ex India	972	641	52%	976	835	17%	1,074	899	19%	5,865	4,619	27%
India(1b) (7) (5)	124	38	226%	61	158	(61%)	73	162	(55%)	356	442	(19%)
Total Asia operations	1,096	679	61%	1,037	993	4%	1,147	1,061	8%	6,221	5,061	23%

US Insurance Operations(1b) (7)
Fixed Annuities	329	620	(47%)	-	-	0%	33	62	(47%)	329	620	(47%)
Fixed Index Annuities	680	802	(15%)	-	-	0%	68	80	(15%)	680	802	(15%)
Life	8	8	0%	15	16	(6%)	16	17	(6%)	131	123	7%
Variable Annuities	8,511	6,491	31%	-	-	0%	851	649	31%	8,511	6,491	31%
Wholesale	207	-	-	-	-	0%	20	-	-	207	-	-
Total US Insurance Operations	9,735	7,921	23%	15	16	(6%)	988	808	22%	9,858	8,036	23%

UK & Europe Insurance Operations
Direct and Partnership Annuities	264	501	(47%)	-	-	0%	26	50	(48%)	264	501	(47%)
Intermediated Annuities	180	170	6%	-	-	0%	18	17	6%	180	170	6%
Internal Vesting Annuities	883	930	(5%)	-	-	0%	88	93	(5%)	883	930	(5%)
Total Individual Annuities	1,327	1,601	(17%)	-	-	0%	133	160	(17%)	1,327	1,601	(17%)
Corporate Pensions	161	194	(17%)	174	150	16%	190	169	12%	979	859	14%
On-shore Bonds	1,265	1,096	15%	-	-	0%	127	110	15%	1,266	1,097	15%
Other Products	579	606	(4%)	33	45	(27%)	91	106	(14%)	748	878	(15%)
Wholesale	283	28	911%	-	-	0%	28	3	833%	283	28	911%
Total UK & Europe Insurance Ops	3,615	3,525	3%	207	195	6%	569	548	4%	4,603	4,463	3%
Group Total	14,446	12,125	19%	1,259	1,204	5%	2,704	2,417	12%	20,682	17,560	18%
Group Total - ex India	14,322	12,087	18%	1,198	1,046	15%	2,631	2,255	17%	20,326	17,118	19%

Schedule 2A - Reported Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS - Q3 2011
TOTAL INSURANCE NEW BUSINESS APE - BY QUARTER

	2010				2011
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
	£m	£m	£m	£m	£m	£m	£m
Group Insurance Operations
Asia - ex India(1a)(7)	286	308	305	414	336	360	378
India(1a)(7) (5)	73	46	48	21	31	16	26
Asia	359	354	353	435	367	376	404
US(1a)(7)	255	305	290	314	322	350	316
UK	193	189	166	272	199	210	160
Group Total	807	848	809	1,021	888	936	880
Group Total - ex India	734	802	761	1,000	857	920	854

Asian Insurance Operations(1a)(7)
Hong Kong	68	62	65	92	77	74	78
Indonesia	61	68	59	95	74	84	81
Malaysia	36	41	52	75	44	47	59
Philippines	5	5	6	7	6	8	8
Singapore	33	42	43	57	47	56	60
Thailand	5	8	7	6	5	6	9
Vietnam	8	10	10	13	8	11	10
SE Asia Operations inc. Hong Kong	216	236	242	345	261	286	305
China(8)	14	13	15	16	18	17	11
Korea	22	24	23	27	28	27	26
Taiwan	34	35	25	26	29	30	36
Total Asian Insurance Operations - ex India	286	308	305	414	336	360	378
India(1a)(7) (5)	73	46	48	21	31	16	26
Total Asian Insurance Operations	359	354	353	435	367	376	404

US Insurance Operations(1a)(7)
Fixed Annuities	18	24	24	18	13	10	10
Fixed Index Annuities	30	30	24	25	20	22	26
Life	6	5	6	6	5	6	5
Variable Annuities	201	246	236	265	284	305	262
Wholesale	-	-	-	-	-	7	13
Total US Insurance Operations	255	305	290	314	322	350	316

UK & Europe Insurance Operations
Direct and Partnership Annuities	20	16	14	9	10	8	8
Intermediated Annuities	6	6	5	5	5	7	6
Internal Vesting annuities	33	31	29	31	27	29	32
Total Individual Annuities	59	53	48	45	42	44	47
Corporate Pensions	60	62	48	51	78	69	43
On-shore Bonds	33	36	41	56	43	41	43
Other Products	40	38	27	28	36	28	27
Wholesale	1	-	2	92	-	28	-
Total UK & Europe Insurance Operations	193	189	166	272	199	210	160
Group Total	807	848	809	1,021	888	936	880

Group Total - ex India	734	802	761	1,000	857	920	854

Schedule 2B - Current Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS - Q3 2011
TOTAL INSURANCE NEW BUSINESS APE - BY QUARTER

	2010				2011
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
	£m	£m	£m	£m	£m	£m	£m
Group Insurance Operations
Asia - ex India(1b)(7)	292	300	307	414	336	360	378
India(1b) (7) (5)	72	42	48	20	31	16	26
Asia	364	342	355	434	367	376	404
US(1b) (7)	246	283	279	306	322	350	316
UK	193	189	166	272	199	210	160
Group Total	803	814	800	1,012	888	936	880
Group Total - ex India	731	772	752	992	857	920	854

Asian Insurance Operations(1b)(7)
Hong Kong	65	58	62	90	77	74	78
Indonesia	63	65	59	96	74	84	81
Malaysia	39	41	52	76	44	47	59
Philippines	5	5	6	8	6	8	8
Singapore	36	43	46	58	47	56	60
Thailand	5	8	7	6	5	6	9
Vietnam	7	8	10	12	8	11	10
SE Asia Operations inc. Hong Kong	220	228	242	346	261	286	305
China(8)	14	13	15	16	18	17	11
Korea	22	24	23	28	28	27	26
Taiwan	36	35	28	24	29	30	36
Total Asian Insurance Operations - ex India	292	300	307	414	336	360	378
India(1b) (7) (5)	72	42	48	20	31	16	26
Total Asian Insurance Operations	364	342	355	434	367	376	404

US Insurance Operations(1b) (7)
Fixed Annuities	18	22	22	18	13	10	10
Fixed Index Annuities	29	27	24	24	20	22	26
Life	5	6	6	5	5	6	5
Variable Annuities	194	228	227	259	284	305	262
Wholesale	-	-	-	-	-	7	13
Total US Insurance Operations	246	283	279	306	322	350	316

UK & Europe Insurance Operations
Direct and Partnership Annuities	20	16	14	9	10	8	8
Intermediated Annuities	6	6	5	5	5	7	6
Internal Vesting annuities	33	31	29	31	27	29	32
Total Individual Annuities	59	53	48	45	42	44	47
Corporate Pensions	60	62	48	51	78	69	43
On-shore Bonds	33	36	41	56	43	41	43
Other Products	40	38	27	28	36	28	27
Wholesale	1	-	2	92	-	28	-
Total UK & Europe Insurance Operations	193	189	166	272	199	210	160
Group Total	803	814	800	1,012	888	936	880
Group Total - ex India	731	772	752	992	857	920	854

Schedule 3 - Reported Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS - Q3 2011
INVESTMENT OPERATIONS - BY QUARTER

	2010				2011
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
	£m	£m	£m	£m	£m	£m	£m
Group Investment Operations
Opening FUM	89,780	96,746	96,015	104,451	111,374	112,807	115,216
Net Flows	1,203	3,173	1,802	2,712	1,633	1,660	(163)
- Gross Inflows	24,173	27,182	25,727	29,887	27,689	25,178	19,318
- Redemptions	(22,970)	(24,009)	(23,925)	(27,175)	(26,056)	(23,518)	(19,481)
Other Movements	5,763	(3,904)	6,634	4,211	(200)	749	(7,997)
Total Group Investment Operations	96,746	96,015	104,451	111,374	112,807	115,216	107,056

M&G

Retail
Opening FUM	31,059	34,069	33,724	38,232	42,506	44,018	45,603
Net Flows	1,454	1,922	1,742	2,298	1,310	1,486	(172)
- Gross Inflows	4,190	4,450	3,986	5,285	5,474	4,900	4,322
- Redemptions	(2,736)	(2,528)	(2,244)	(2,987)	(4,164)	(3,414)	(4,494)
Other Movements	1,556	(2,267)	2,766	1,976	202	99	(4,004)
Closing FUM	34,069	33,724	38,232	42,506	44,018	45,603	41,427

Institutional(4)
Opening FUM	39,247	42,155	41,946	44,694	46,820	47,364	47,747
Net Flows	435	863	(206)	597	367	(241)	(116)
- Gross Inflows	2,151	2,581	1,630	2,099	1,445	1,571	2,105
- Redemptions	(1,716)	(1,718)	(1,836)	(1,502)	(1,078)	(1,812)	(2,221)
Other Movements	2,473	(1,072)	2,954	1,529	177	624	(1,710)
Closing FUM	42,155	41,946	44,694	46,820	47,364	47,747	45,921
Total M&G Investment Operations	76,224	75,670	82,926	89,326	91,382	93,350	87,348

Asia

Equity/Bond/Other(9)
Opening FUM	13,122	14,923	14,497	15,825	16,358	14,943	14,565
Net Flows	166	1,031	446	103	64	(272)	713
- Gross Inflows	1,713	3,414	3,248	3,423	2,031	1,911	2,088
- Redemptions	(1,547)	(2,383)	(2,802)	(3,320)	(1,967)	(2,183)	(1,375)
Other Movements	1,635	(1,457)	882	430	(1,479)	(106)	(1,874)
Closing FUM(6)	14,923	14,497	15,825	16,358	14,943	14,565	13,404

Third Party Institutional Mandates
Opening FUM	1,450	1,549	1,604	1,680	1,807	1,909	1,986
Net Flows	5	125	(39)	-	150	46	62
- Gross Inflows	12	137	14	12	236	100	84
- Redemptions	(7)	(12)	(53)	(12)	(86)	(54)	(22)
Other Movements	94	(70)	115	127	(48)	31	(265)
Closing FUM(6)	1,549	1,604	1,680	1,807	1,909	1,986	1,783

MMF
Opening FUM	4,902	4,050	4,244	4,020	3,883	4,573	5,315
Net Flows	(857)	(768)	(141)	(286)	(258)	641	(650)
- Gross Inflows	16,107	16,600	16,849	19,068	18,503	16,696	10,719
- Redemptions	(16,964)	(17,368)	(16,990)	(19,354)	(18,761)	(16,055)	(11,369)
Other Movements	5	962	(83)	149	948	101	(144)
Closing FUM(6)	4,050	4,244	4,020	3,883	4,573	5,315	4,521

Total Asian Investment Operations	20,522	20,345	21,525	22,048	21,425	21,866	19,708

US
Curian Capital - FUM(6)	2,708	2,781	3,038	3,457	3,873	4,268	4,291

Schedule 4 - Reported Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS - Q3 2011
TOTAL INSURANCE NEW BUSINESS PROFIT AND MARGIN (% APE AND % PVNBP)

	2010				2011
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
	YTD	YTD	YTD	YTD	YTD	YTD	YTD
	£m	£m	£m	£m	£m	£m	£m
Annual Equivalent(3)
Total Asian Insurance Operations - ex India	286	594	899	1,313	336	696	1,074
India	73	119	167	188	31	47	73
Total Asian Insurance Operations	359	713	1,066	1,501	367	743	1,147
Total US Insurance Operations	255	560	850	1,164	322	672	988
Total UK & Europe Insurance Operations	193	382	548	820	199	409	569
Group Total	807	1,655	2,464	3,485	888	1,824	2,704
Group Total - ex India	734	1,536	2,297	3,297	857	1,777	2,631

New business profit(2)
Total Asian Insurance Operations - ex India	170	372	588	864	207	455	704
India	13	24	33	38	6	10	15
Total Asian Insurance Operations	183	396	621	902	213	465	719
Total US Insurance Operations	175	361	532	761	220	458	622
Total UK & Europe Insurance Operations	69	135	192	365	65	146	194
Group Total	427	892	1,345	2,028	498	1,069	1,535
Group Total - ex India	414	868	1,312	1,990	492	1,059	1,520
New business margin (% of APE)
Total Asian Insurance Operations - ex India	59%	63%	65%	66%	62%	65%	66%
India	19%	20%	20%	20%	18%	21%	21%
Total Asian Insurance Operations	51%	56%	58%	60%	58%	63%	63%
Total US Insurance Operations	69%	64%	63%	65%	68%	68%	63%
Total UK & Europe Insurance Operations	36%	35%	35%	45%	33%	36%	34%
Group Total	53%	54%	55%	58%	56%	59%	57%
Group Total - ex India	56%	57%	57%	60%	57%	60%	58%

PVNBP(3)
Total Asian Insurance Operations - ex India	1,389	2,987	4,613	6,911	1,761	3,690	5,865
India	192	329	458	582	174	249	356
Total Asian Insurance Operations	1,581	3,316	5,071	7,493	1,935	3,939	6,221
Total US Insurance Operations	2,538	5,569	8,457	11,572	3,206	6,689	9,858
Total UK & Europe Insurance Operations	1,557	3,081	4,463	6,842	1,551	3,264	4,603
Group Total	5,676	11,966	17,991	25,907	6,692	13,892	20,682
Group Total - ex India	5,484	11,637	17,533	25,325	6,518	13,643	20,326

New business profit(2)
Total Asian Insurance Operations - ex India	170	372	588	864	207	455	704
India	13	24	33	38	6	10	15
Total Asian Insurance Operations	183	396	621	902	213	465	719
Total US Insurance Operations	175	361	532	761	220	458	622
Total UK & Europe Insurance Operations	69	135	192	365	65	146	194
Group Total	427	892	1,345	2,028	498	1,069	1,535
Group Total - ex India	414	868	1,312	1,990	492	1,059	1,520

New business margin (% of PVNBP)
Total Asian Insurance Operations - ex India	12.2%	12.5%	12.7%	12.5%	11.8%	12.3%	12.0%
India	6.8%	7.3%	7.2%	6.5%	3.4%	4.0%	4.2%
Total Asian Insurance Operations	11.6%	11.9%	12.2%	12.0%	11.0%	11.8%	11.6%
Total US Insurance Operations	6.9%	6.5%	6.3%	6.6%	6.9%	6.8%	6.3%
Total UK & Europe Insurance Operations	4.4%	4.4%	4.3%	5.3%	4.2%	4.5%	4.2%
Group Total	7.5%	7.5%	7.5%	7.8%	7.4%	7.7%	7.4%
Group Total - ex India	7.5%	7.5%	7.5%	7.9%	7.5%	7.8%	7.5%

Schedule 5

EEV New Business Methodology and Assumptions

Valuation of new business
The valuation of new business represents profits determined on the following basis. Non-economic assumptions used in the calculation of the new business contribution for Q3 2011 are consistent with those at 30 June 2011.

New business target spreads for US operations reflect assumptions at the end of the period. In determining the new business contribution for UK immediate annuity business, which is interest rate sensitive, it is appropriate to use assumptions reflecting point of sale market conditions, consistent with how the business is priced. For other business within the Group, end of period economic assumptions are used.

Principal economic assumptions
For the Group's UK and US operations, the EEV basis results for all periods shown have been determined using economic assumptions where the long-term expected rates of return on investments and risk discount rates are set by reference to period end rates of return on government bonds (the 'active' basis).

For Asian operations, the Q3 2010 EEV basis results for Japan, Korea and US dollar denominated business written in Hong Kong were determined on the 'active' basis. For other Asian countries the investment return assumptions and risk discount rates for Q3 2010 were based on an assessment of longer-term economic conditions (the 'passive' basis).

With effect from full year 2010, the approach has been altered to determine the EEV basis results for all Asian territories on an 'active basis' of economic assumption setting, in line with the Group's other operations, and reflecting the fact that markets in a number of Asian countries are becoming increasingly developed.

Expected returns on equity and property asset classes in respect of each territory are derived by adding a risk premium, based on the long-term view of Prudential's economists, to the risk-free rate. In Asia (excluding Japan), equity risk premiums range from 3.5 per cent to 8.7 per cent as at 30 September 2011 (30 June 2011: 3.5 per cent to 8.7 per cent; 30 September 2010: 3.5 per cent to 8.6 per cent). In the US and the UK, the equity risk premium is 4.0 per cent for all periods shown below.

Assumed investment returns reflect the expected future returns on the assets held and allocated to the covered business at the valuation date.

The tables below summarise the principal financial assumptions:

Asian operations note ii

30 September 2011
	China	Hong Kong	India	Indonesia	Korea	Malaysia	Philippines	Singapore	Taiwan	Thailand	Vietnam
		(notes ii, iv)				(notes iii, iv)		(note iv)
	%	%	%	%	%	%	%	%	%	%	%
New business risk discount rate	10.5	3.65	13.6	12.2	7.5	6.8	13.2	4.1	4.9	10.5	19.8
Government bond yield	4.0	1.9	8.6	7.0	4.0	3.7	6.45	1.6	1.3	3.7	13.1

30 June 2011
	China	Hong Kong	India	Indonesia	Korea	Malaysia	Philippines	Singapore	Taiwan	Thailand	Vietnam
		(notes ii, iv)				(notes iii, iv)		(note iv)
	%	%	%	%	%	%	%	%	%	%	%
New business risk discount rate	10.4	5.0	13.5	12.9	7.8	7.1	13.6	4.8	5.3	10.7	19.7
Government bond yield	3.9	3.2	8.5	7.7	4.3	4.0	6.9	2.3	1.6	3.9	12.9

30 September 2010
	China	Hong Kong	India	Indonesia	Korea	Malaysia	Philippines	Singapore	Taiwan	Thailand	Vietnam
		(notes ii, iv)				(notes iii, iv)		(note iv)
	%	%	%	%	%	%	%	%	%	%	%
New business risk discount rate	10.5	4.2	12.5	13.7	6.8	8.6	15.75	6.3	7.7	13.75	15.75
Government bond yield	7.0	2.55	7.5	9.0	4.15	5.75	9.0	4.75	5.5	7.0	9.0

Schedule 5

EEV New Business Methodology and Assumptions (cont.)

	Asia Total
	30 Sep 2011	30 Jun 2011	30 Sep 2010
	%	%	%
New business weighted risk discount rate (note (i))	7.7	8.2	8.9

Notes
(i)	The weighted risk discount rates for Asian operations shown above have been determined by weighting each country's risk discount rates by reference to the EEV basis new business result.
(ii)
For Hong Kong the assumptions shown are for US dollar denominated business which comprises the largest proportion of the in-force business. For other territories, the assumptions are for local currency denominated business which reflects the largest proportion of the in-force business.

(iii)	The risk discount rate for Malaysia reflects both the Malaysia life and Takaful operations.
(iv)	The mean equity return assumptions for the most significant equity holdings in the Asian operations were:

	30 Sep 2011	30 Jun 2011	30 Sep 2010
	%	%	%
Hong Kong	5.9	7.2	6.55
Malaysia	9.7	10.0	11.7
Singapore	7.7	8.35	10.7

To obtain the mean, an average over all simulations of the accumulated return at the end of the projection period is calculated. The annual average return is then calculated by taking the root of the average accumulated return minus 1.

US operations
	30 Sep 2011	30 Jun 2011	30 Sep 2010
	%	%	%
Assumed new business and spread margins:note
Fixed Annuity business*	1.9	1.9	2.0
Fixed Index Annuity business	2.5	2.5	2.5
New business risk discount rate
Variable annuity	6.5	7.8	7.0
Non-variable annuity	4.2	5.5	4.8
Weighted average total	6.3	7.7	6.7
US 10-year treasury bond rate at end of period	1.9	3.2	2.55
Pre-tax expected long-term nominal rate of return for US equities	5.9	7.2	6.5

* (including the proportion of variable annuity business invested in the general account)

Note
Credit risk treatment
The projected cash flows incorporate the expected long-term spread between the earned rate and the rate credited to policyholders. The projected earned rates reflect book value yields which are adjusted over time to reflect projected reinvestment rates.  Positive net cash flows are assumed to be reinvested in a mix of corporate bonds, commercial mortgages and limited partnerships.  The yield on those assets is assumed to grade from the current level to a yield that allows for a long-term assumed credit spread of 1.25 per cent over 10 years.  The expected spread on new business has been determined after allowing for a Risk Margin Reserve (RMR) allowance of 25 basis points for longer-term defaults for all periods shown above.

In the event that longer-term default levels are higher then, unlike for UK annuity business where policyholder benefits are not changeable, Jackson has some discretion to adjust crediting rates, subject to contract guarantee levels and general market competition considerations.

The results for Jackson reflect the application of the discount rates shown above, which for 2011 and 2010 reflect the inclusion of an additional allowance for a combination of credit risk premium and short-term default allowance.

UK operations
	30 Sep 2011	30 Jun 2011	30 Sep 2010
	%	%	%
Shareholder-backed annuity business:note i
New business risk discount rate	7.05	7.35	7.1

Pre-tax expected long-term nominal rate of return:
Fixed annuities	5.0	5.2	4.9
Inflation-linked annuities	5.0	5.0	5.3

Other business:
New business risk discount rate note ii	5.9	7.0	6.35

Pre-tax expected long-term nominal rates of investment return:
UK equities	6.9	8.0	7.5
Gilts	2.9	4.0	3.5
Corporate bonds	4.5	5.6	5.2
Post-tax expected long-term nominal rate of return for the PAC with-profits fund:
Pension business (where no tax applies)	5.5	6.6	6.1
Life business	4.8	5.8	5.3

Notes
i.
For Prudential's UK shareholder-backed annuity business, Prudential has used a market consistent embedded value (MCEV) approach to derive an implied risk discount rate which is then applied to the projected best estimate cash flows. In the annuity MCEV calculations, the future cash flows are discounted using the swap yield curve plus an allowance for liquidity premium based on Prudential's assessment of the expected return on the assets backing the annuity liabilities after allowing for expected long-term defaults, credit risk premium and short-term downgrades and defaults.  For the purposes of presentation in the EEV results, the results on this basis are reconfigured.  Under this approach the projected earned rate of return on the debt securities held is determined after allowing for expected long-term defaults and, where necessary, an additional allowance for an element of short-term downgrades and defaults to bring the allowance in the earned rate up to best estimate levels. The allowances for credit risk premium and the remaining element of short-term downgrade and default allowances are incorporated into the risk margin included in the discount rate. The credit assumptions used in the MCEV calculations and the residual liquidity premium element of the bond spread over swap rates for shareholder-backed annuity new business are as follows:

	30 Sep 2011	30 Jun 2011	30 Sep 2010
	(bps)	(bps)	(bps)
Bond spread over swap rates	132	130	116
Total credit risk allowance	34	36	37
Liquidity premium	98	94	79

ii.	The risk discount rates for new business for UK insurance operations other than shareholder-backed annuities reflect weighted rates based on the type of business.

Schedule 6

Group Debt Securities at 30 September 2011

1    IFRS balance sheet fair value

      The Group's investments in debt securities at 30 September 2011 excluding holdings attributable to external unit holders are as follows:

	With-profit	Unit-linked and variable annuity	Other shareholder backed business	Total
	(note 1a)	(note 1a)
	£bn	£bn	£bn	£bn
UK insurance operations (Notes 1b and 1c)	45.9	5.9	23.2	75.0
Jackson National Life (Notes 1d and 3)			26.8	26.8
Asia long-term business	3.4	2.0	4.1	9.5
Other operations			1.8	1.8
Total	49.3	7.9	55.9	113.1

Notes
1(a)      Shareholders are not directly exposed to value movements on assets backing with-profit, unit-linked, and variable annuity business.
1(b)      Of the £23.2 billion of debt securities for UK annuity and other non-linked shareholder backed business 28% was rated AAA, 16% AA, 35% A, 19% BBB and 2% other.
1(c)      For UK annuity business provision is made for possible future credit related losses. At 30 September 2011, a provision of £2.0 bn was held.
1(d)      Jackson's investment in debt securities comprise:

	30 Sep 2011	30 Jun 2011
	£m	£m
Government securities	2,349	1,758
Corporate securities (95% investment grade)	18,853	17,930
Residential mortgage backed securities (56% government agency; 25% for pre 2006/2007 vintages; £518m for 2006/2007 vintages of which £512m is for the senior part of the capital structure)	2,663	2,536
Commercial mortgage backed securities	2,283	2,274
Other debt securities	628	788
Total	26,776	25,286

2.	Defaults, losses from sales of impaired and deteriorating bonds and write-downs for non-linked shareholder backed business

2.1	Jackson National Life

In general, the debt securities of Jackson are purchased with the intention and the ability to hold them for the longer-term.

The majority of Jackson's debt securities are classified as available-for-sale under IAS 39. Under this classification realised losses from defaults, sales of impaired and deteriorating bonds and write-downs are recorded in the income statement. Changes in unrealised appreciation and depreciation are recorded as a movement directly in other comprehensive income.

Jackson continues to review its investments on a case-by-case basis to determine whether any decline in fair value represents an impairment and therefore requiring an accounting write-down. IFRS requires available-for-sale debt securities which are impaired to be written down to fair value through the income statement.

The defaults, write-downs and losses on sales of impaired and deteriorating bonds (net of recoveries) for the three months to 30 September 2011 were as follows:

	Defaults	Bond write downs	Recoveries on impaired and deteriorating bonds (net of losses on sales)
	£m	£m	£m
Residential mortgage backed securities
Prime	-	(1)	-
Alt-A	-	(1)	-
Sub-prime	-	-	1
Other	-	(38)	23
Total	-	(40)	24

2.2    Other operations

For the Group's operations, other than Jackson National Life, debt securities are accounted for on a fair value through P&L basis with all value movements recorded in the income statement.  There were no defaults in the third quarter of 2011 for other shareholder backed business.

3        Jackson National Life - securities in an unrealised loss position

For Jackson's securities classified as available-for-sale under IAS 39, at 30 September 2011 there was a net unrealised gain position of £1,910 million. This amount comprised £2,204 million of gross unrealised gains and £(294) million of gross unrealised losses on individual securities. Under IFRS unrealised losses are only applicable for securities which have not been impaired during the period. Securities impaired during the period are written down to fair value through the income statement in full. Note 2.1 shows the element of write downs in the third quarter of 2011. Included within the gross unrealised losses is £(173) million for securities which are valued at less than 80 per cent of book value, of which 17 per cent have been at this level for less than 6 months.
IFRS requires securities to be carried at fair value, being the amount for which the security would be exchanged between knowledgeable, willing parties in an arm's length transaction. The best evidence of fair value is quoted prices in an active market, but if the market is not active then a valuation technique is used to establish fair value.

a)	Movements in the values for the 3 months to 30 September 2011:

Movements in the values of available-for-sale securities for the three months to 30 September 2011 are included in the table shown below:

	Change reflected directly in shareholders' equity
	30 September 2011	Movement in Quarter 3	Foreign exchange translation	Quarter 3 including Foreign exchange	30 June 2011
Assets fair valued at below book value
Book value	3,195	(412)	95	(317)	3,512
Unrealised loss	(294)	(19)	(9)	(28)	(266)
Fair value (as included in the balance sheet)	2,901	(431)	86	(345)	3,246
Assets fair valued at or above book value
Book value	21,664	673	643	1,316	20,348
Unrealised gain	2,204	453	66	519	1,685
Fair value (as included in the balance sheet)	23,868	1,126	709	1,835	22,033
Total
Book value	24,859	261	738	999	23,860
Net unrealised gain	1,910	434	57	491	1,419
Fair value (as included in the balance sheet)	26,769	695	795	1,490	25,279

b)	Fair value of securities in an unrealised loss position as a percentage of book value

 (i) Fair value of securities as a percentage of book value

The unrealised losses in the Jackson balance sheet on unimpaired securities are £294 million (30 June 2011: £266 million) relating to assets with fair market value and book value of £2,901 million (30 June 2011: £3,246 million) and £3,195 million (30 June 2011: £3,512 million) respectively.

The following table shows the fair value of the securities in a gross unrealised loss position for various percentages of book value:

	Fair value	Unrealised loss	Fair value	Unrealised loss
	30 September 2011	30 September 2011	30 June 2011	30 June 2011
	£m	£m	£m	£m
Between 90% and 100%	2,329	(73)	2,794	(66)
Between 80% and 90%	306	(48)	186	(32)
Below 80%	266	(173)	266	(168)
	2,901	(294)	3,246	(266)

(ii)   Fair value of sub-prime and Alt-A securities as a percentage of book value

Included within the table above are amounts relating to sub-prime and Alt-A securities in a gross unrealised loss position for various percentages of book value of:

	Fair value	Unrealised loss	Fair value	Unrealised loss
	30 September 2011	30 September 2011	30 June 2011	30 June 2011
	£m	£m	£m	£m
Between 90% and 100%	146	(6)	114	(4)
Between 80% and 90%	62	(11)	76	(13)
Below 80%	66	(33)	44	(23)
	274	(50)	234	(40)

c)	Securities whose fair value were below 80 per cent of the book value

As shown in the table above, £173 million (30 June 2011: £168 million) of the £294 million (30 June 2011: £266 million) of gross unrealised losses at 30 September 2011 related to securities whose fair value were below 80 per cent of the book value. The age analysis for this £173 million (30 June 2011: £168 million), indicating the length of time for which their fair value was below 80 per cent of the book value, is as follows:

	Fair value	Unrealised loss	Fair value	Unrealised loss
	30 September 2011	30 September 2011	30 June 2011	30 June 2011
	£m	£m	£m	£m
Less than 3 months	64	(21)	22	(7)
3 months to 6 months	22	(8)	9	(2)
More than 6 months	180	(144)	235	(159)
	266	(173)	266	(168)

For securities valued at less than 80 per cent of book value, 61 per cent are investment grade. The analysis by category of debt securities whose fair value were below 80 per cent of the book value is as follows:

	Fair value	Unrealised loss	Fair value	Unrealised loss
	30 September 2011	30 September 2011	30 June 2011	30 June 2011
	£m	£m	£m	£m
RMBS
Prime	56	(23)	45	(17)
Alt-A	13	(4)	6	(2)
Sub-prime	53	(29)	38	(21)
	122	(56)	89	(40)
Commercial mortgage backed securities	6	(30)	9	(26)
Other asset backed securities	80	(57)	118	(79)

Total structured securities	208	(143)	216	(145)
Corporates	58	(30)	50	(23)
	266	(173)	266	(168)

Balance sheet items for Jackson National Life have been translated at the closing rate for the period, being $1.56 at 30 September 2011 (30 June 2011: $1.61). Jackson National Life income statement movements have been translated at the average exchange rate for the period, being $1.61 for 9 months to 30 September 2011 (30 June 2011: $1.62).

4     Shareholder Sovereign exposures

Direct shareholder sovereign exposures to France, Germany, Greece, Ireland, Italy, Portugal and Spain as at 30 September 2011:

Total Sovereign debt
£m
France	-
Germany	-
Greece	-
Ireland	-
Italy	48
Portugal	-
Spain	1
Total	49

5     Shareholder exposure to Eurozone and United Kingdom bank debt securities

Direct shareholder exposures to Eurozone and United Kingdom banks as at 30 September 2011:

	Debt securities
	Senior debt			Subordinated debt
	Covered	Senior	Total senior debt	Tier 2	Tier 1	Total subordinated debt	Total
	£m	£m	£m	£m	£m	£m	£m
Austria	-	-	-	11	-	11	11
France	10	24	34	92	62	154	188
Germany	-	-	-	29	-	29	29
Ireland	-	14	14	-	-	-	14
Italy	-	12	12	90	15	105	117
Netherlands	-	51	51	85	68	153	204
Portugal	-	13	13	12	-	12	25
Spain	112	-	112	113	-	113	225
United Kingdom	184	131	315	629	74	703	1,018
Total	306	245	551	1,061	219	1,280	1,831

7    New Business Schedules

BASIS OF PREPARATION

The new business schedules are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the IFRS income statement. Annual premium equivalent (APE) sales are subject to rounding.

The format of the schedules is consistent with the distinction between insurance and investment products as applied for previous financial reporting periods. With the exception of some US institutional business, products categorised as 'insurance' refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, i.e. falling within one of the classes of insurance specified in Part II of Schedule 1 to the Regulated Activities Order under FSA regulations.

The details shown for insurance products include contributions for contracts that are classified under IFRS 4 'Insurance Contracts' as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK Insurance Operations, and Guaranteed Investment Contracts and similar funding agreements written in US Operations.

Asia 2010 comparative APE new business sales and new business profit exclude the Japanese insurance operations which ceased writing new business from 15 February 2010.

New business premiums for regular premium products are shown on an annualised basis. Internal vesting business is classified as new business where the contracts include an open market option.

New business premiums reflect those premiums attaching to covered business, including premiums for contracts classified as investment products for IFRS reporting.

Investment products referred to in the tables for funds under management are unit trusts, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as investment contracts under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.

New Business Profit has been determined using the European Embedded Value (EEV) methodology set out in our 2011 Half Year Financial Report.

In determining the EEV basis value of new business written in the period policies incept, premiums are included in projected cash flows on the same basis of distinguishing annual and single premium business as set out for statutory basis reporting.

All data included in this Interim Management Statement (and supplementary statements) is unaudited.

Notes to Schedules 1 - 6

(1a)	Insurance and investment new business for overseas operations has been calculated using average exchange rates. The applicable rate for Jackson for the period to 30 September 2011 is $1.61.
(1b)	Insurance and investment new business for overseas operations for 2010 have been calculated using constant exchange rates. The applicable rate for Jackson is $1.61.
(2)	New business values are all presented pre-tax.
(3)
Annual Equivalents, calculated as regular new business contributions plus ten per cent of single new business contributions, are subject to roundings. PVNBPs are calculated as equalling single premiums plus the present value of expected premiums of new regular premium business. In determining the present value, allowance is made for lapses and other assumptions applied in determining the EEV new business profit.

(4)
Balance includes segregated and pooled pension funds, private finance assets and other institutional clients. Other movements reflect the net flows arising from the cash component of a tactical asset allocation fund managed by PPM South Africa.

(5)	New business in India is included at Prudential's 26 per cent interest in the India life operation.
(6)	Balance Sheet figures have been calculated at the closing exchange rate.
(7)
Sales are converted using the year to date average exchange rate applicable at the time. The sterling results for individual quarters represent the difference between the year to date reported sterling results at successive quarters and will include foreign exchange movements from earlier periods.

(8)	New business in China is included at Prudential's 50 per cent interest in the China life operation.
(9)	Mandatory Provident Fund (MPF) product sales in Hong Kong are included at Prudential's 36 per cent interest in Hong Kong MPF operation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 08 November 2011

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Clive Burns

Clive Burns
Head of Group Secretariat